[GRAPHIC OMITTED]                  53rd at Third
                                   885 Third Avenue
                                   New York, New York  10022-4834
                                   Tel: (212) 906-1200  Fax: (212) 751-4864
                                   www.lw.com

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July 31, 2006                      London        San Francisco
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                                   New Jersey    Washington, D.C.

VIA EDGAR
---------
Ms. Celeste M. Murphy, Esq.
U.S. Securities and Exchange Commission
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

                  Re: Integra LifeSciences Holdings Corporation Schedule TO-I filed
                           July 17, 2006
                           (File No. 005-45421)

Dear Ms. Murphy:

         On behalf of Integra LifeSciences Holdings Corporation (the "Company"), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated July 27, 2006, with respect to the above-referenced Tender Offer Statement on Schedule TO-I filed with the Commission on July 17, 2006 (the "Schedule TO"). Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Schedule TO ("Amendment No. 1") revised to reflect changes prompted by your comments and to include certain other information. Amendment No. 1 contains the various revisions described below.

         The Staff's comments are set forth below in bold, followed by the Company's response to each comment.

SCHEDULE TO

SUMMARY, PAGE 2

1. PLEASE ELIMINATE THE PHRASE FROM THE SECOND PARAGRAPH THAT THE SUMMARY "IS QUALIFIED IN ITS ENTIRETY" BY REFERENCE TO THE TERMS OF THE OFFER DESCRIBED MORE FULLY IN THE OFFER TO EXCHANGE AND IN THE RELATED LETTER OF TRANSMITTAL. THE QUALIFICATION

JULY 31, 2006
PAGE 2

[GRAPHIC OMITTED]

         SUGGESTS THAT THE OFFER SUMMARY MAY NOT BE MATERIALLY COMPLETE. NOTE THAT THIS LANGUAGE IS ALSO INAPPROPRIATELY USED IN OTHER PLACES IN THE:
         DOCUMENT WITH RESPECT TO SUMMARY OF VARIOUS AGREEMENTS INCLUDING AT PAGES 30, 58, AND 71. PLEASE REVISE ACCORDINGLY.

         RESPONSE: We have deleted the last sentence of the second paragraph of the "Summary" on page 1 that qualified the Summary by reference. We have also deleted the last sentence on page 31 under "Selected Financial Information," the penultimate and last sentences of the first paragraph under "Description of Capital Stock" on page 58 and the third sentence of the third paragraph under "Where You Can Find More Information" on page 71. Please see numbered paragraphs
(2), (7), (15) and (17) under Items 1, 4, 6, 7 and 11 of Amendment No. 1.

NEW NOTES, PAGE 5
------------------

2. PLEASE REVISE YOUR CHARACTERIZATION OF THE INFORMATION IN THE SUMMARY AS "NOT COMPLETE." THE SUMMARY TERM SHEET MUST DESCRIBE THE MOST MATERIAL TERMS OF THE PROPOSED TRANSACTION. THE SUMMARY TERM SHEET MUST PROVIDE SECURITY HOLDERS WITH SUFFICIENT INFORMATION TO UNDERSTAND THE ESSENTIAL FEATURES AND SIGNIFICANCE OF THE PROPOSED TRANSACTION. PLEASE SEE ITEM 1 OF SCHEDULE TO AND ITEM 1000 OF REGULATION M-A. SUCH SUMMARY MAY NOT BE CHARACTERIZED AS INCOMPLETE.

         RESPONSE: The first sentence under "New Notes" on page 5 has been revised to delete the following: "and is not intended to be complete. It does not contain all the information that is important to you." Please see numbered paragraph (3) under Items 1, 4, 6, 7 and 11 of Amendment No. 1.

SUMMARY COMPARISON OF THE OLD NOTES AND THE NEW NOTES, PAGE 10
---------------------------------------------------------------

3. IN A PROMINENT LOCATION IN THIS COMPARISON CHART, PLEASE INCLUDE A SUBORDINATION ENTRY, THAT DETAILS THE DIFFERENCES OF THE PRIORITY OF THE NEW NOTES, AS DESCRIBED ON PAGES 43-46, WITH THE PRIORITY OF THE OLD NOTES, IF ANY. FURTHER, WE BELIEVE THAT IF SUCH DIFFERENCES EXIST, YOU SHOULD ADD DISCLOSURE ON SUCH MATTER IN YOUR RISK FACTOR ON PAGE 27.

         RESPONSE: A section entitled "Subordination" has been added to the "Summary Comparison of the Old Notes and the New Notes" on page 10, which explains that the priority of the new notes is the same as that of the old notes. For this reason, we believe that no additional disclosure is needed in the risk factor on page 27. Please see numbered paragraph (5) under Items 1, 4, 6, 7 and 11 of Amendment No. 1.

IMPORTANT RESERVATION OF RIGHTS REGARDING THE OFFER, PAGE 34
-------------------------------------------------------------

4. THE STAFF BELIEVES THAT ALL CONDITIONS TO THE OFFER, EXCEPT THOSE CONDITIONS SUBJECT TO REGULATORY APPROVALS, MUST BE SATISFIED OR WAIVED PRIOR TO EXPIRATION OF THE OFFER. BECAUSE THE LANGUAGE IN THE PENULTIMATE BULLET OF THIS SECTION STATES THAT THE OFFEROR MAY WAIVE ANY OF THE CONDITIONS AT ANY TIME, BOTH BEFORE AND AFTER THE
         EXPIRATION, IT APPEARS THE OFFEROR INTENDS FOR ITS CONDITIONS TO SURVIVE OFFER EXPIRATION. PLEASE

JULY 31, 2006
PAGE 3

[GRAPHIC OMITTED]

         REVISE HERE AND THROUGHOUT YOUR DISCLOSURE TO MAKE CLEAR THAT ALL CONDITIONS TO THE OFFER, OTHER THAN THOSE CONDITIONS DEPENDENT UPON THE RECEIPT OF GOVERNMENT APPROVALS, WILL BE RAISED OR ASSERTED PRIOR TO OFFER EXPIRATION.

         RESPONSE: The penultimate bullet on page 35 of the section entitled "Important Reservation of Rights Regarding the Offer" has been revised to make it clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to the expiration of the offer. The corresponding language has also been revised on page 14 of the Letter of Transmittal. Please see numbered paragraph (9) under Items 1, 4, 6, 7 and 11 of Amendment No. 1 and numbered paragraph (2) under Item 12 of Amendment No. 1.

CONDITIONS OF THE OFFER, PAGE 36
---------------------------------

5. WE NOTE YOUR STATEMENT ON PAGE 36, REGARDING THE CONDITIONS, THAT "[A]NY DETERMINATION BY US CONCERNING THE EVENTS DESCRIBED ABOVE WILL BE FINAL AND BINDING UPON ALL PARTIES." PLEASE REVISE THIS SENTENCE TO MORE PRECISELY DEFINE ITS SCOPE. IT APPEARS THAT YOUR INTERPRETATION OF THE TERMS OF THE TENDER OFFER MAY NOT NECESSARILY BE FINAL AND BINDING ON ALL PERSONS. FOR EXAMPLE, WHILE YOU MAY ASSERT AN OFFER CONDITION WHEN IT IS TRIGGERED, WHEN PARTIES CONTEST ASSERTED CONDITIONS, THE JUDGMENTS OF COURTS OF LAW ARE GENERALLY CONSIDERED FINAL AND BINDING IN SUCH MATTERS. PLEASE MAKE CORRESPONDING CHANGES THROUGHOUT YOUR DOCUMENT INCLUDING ON PAGE 36.

         RESPONSE: We have revised the disclosure on pages 34, 36, 40 and 56 of the Offer to Exchange to more clearly define the scope of "final and binding" determinations, and we have revised the corresponding language in the Letter of Transmittal. Please see numbered paragraphs (8), (10), (11) and (14) under Items 1, 4, 6, 7 and 11 of Amendment No. 1 and paragraphs (1), (3), (4) and (5) under
Item 12 of Amendment No. 1.

CLOSING COMMENTS

         Supplementally, we note that the Company will file as correspondence a letter under separate cover including a written statement acknowledging that:

         |X| the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         |X| Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

         |X| the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JULY 31, 2006
PAGE 4

[GRAPHIC OMITTED]

         We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with the responses to your comments, please feel free to call me at (212) 906-1323 or Shari Fallis at (212) 906-1709.

                                                     Truly yours,

                                                     /s/ Peter M. Labonski
                                                     ---------------------------

                                                     Peter M. Labonski
                                                     of LATHAM & WATKINS LLP